Exhibit 99.1

Press Release Brussels / 12 May 2020 / 3 :00 a.m. CET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

FBG substituted as Issuer of the Notes and replaced with ABIWW as the New Issuer

12 May 2020 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) announces FBG substituted as New Issuer of the Notes.

As previously announced by Anheuser-Busch InBev SA/NV (“AB InBev”) and FBG Finance Pty Ltd ABN 32 071 508 702 (“FBG” and the “Existing Issuer”) on 3 September 2019, AB InBev and FBG launched invitations to eligible holders of each series of the Existing Issuer’s Notes (as described below) to consider and, if thought fit, approve the substitution of the Existing Issuer with Anheuser-Busch InBev Worldwide Inc. (“ABIWW” and the “New Issuer”) among other consequential amendments (the “Proposals”). The details of the Proposals were set out for Noteholder consideration in the consent solicitation memorandum dated 3 September 2019 (the “Consent Solicitation Memorandum”).

The Issuer’s Existing Notes are: A$700,000,000 3.75 per cent. Notes due 7 August 2020 (“Series 1 Notes”), A$550,000,000 3.25% Notes due 6 September 2022 (“Series 2 Notes”), A$650,000,000 3.75% Notes due 6 September 2024 (“Series 3 Notes”), A$450,000,000 4.10% Notes due 6 September 2027 (“Series 4 Notes”) and A $300,000,000 Floating Rate Notes due 6 September 2022 (“Series 5 Notes” and together, the “Notes”).

On 18 September 2019, AB InBev and FBG announced that each of the Extraordinary Resolutions, in respect of each Series of Notes successfully passed and that the Proposals would be implemented following the Effective Date and satisfaction of the following conditions set out in the Consent Solicitation Memorandum:

1.	the signing of each of the Note Deed Poll in respect of the Series 1 Notes and the Note Deed Poll in respect of the Series 2, Series 3, Series 4 and Series 5 Notes (the “Note Deeds Poll”);

2.

the signing of each of the Deeds of Guarantee in respect of the Series 1 Notes and the Deeds of Guarantee in respect of the Series 2, Series 3, Series 4 and Series 5 Notes (the “Deeds of Guarantee”); and

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Press Release Brussels / 12 May 2020 / 3 :00 a.m. CET

3.	delivery to the Registrar of each of the Note Deeds Poll and Deeds of Guarantee; and

4.	notice to the Registrar of the Effective Date and successful substitution to the New Issuer.

Notice is hereby given to each of the Noteholders of each Series of the Notes that each of the Note Deeds Poll and Deeds of Guarantee have been signed and notice and delivery was effected to the Registrar on 12 May 2020. Noteholders are hereby notified that the ABIWW is now the New Issuer in respect of each Series of the Notes. Consequently, FBG is released as Issuer and of all its obligations in respect of the Notes.

Terms used in this announcement not otherwise defined have the meanings given to them in the Consent Solicitation Memorandum, unless the context requires otherwise.

DISCLAIMER THE COMPLETE TERMS AND CONDITIONS OF THE CONSENT SOLICITATION ARE SET FORTH IN THE CONSENT SOLICITATION MEMORANDUM, AS AMENDED. THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

The distribution of this announcement and the Consent Solicitation Memorandum, as amended, in certain jurisdictions may be restricted by law, and persons into whose possession this announcement and/or the Consent Solicitation Memorandum, as amended, comes are required to inform themselves about, and to observe, any such restrictions.

This notification will be posted on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, , Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

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Press Release Brussels / 12 May 2020 / 3 :00 a.m. CET

ANHEUSER-BUSCH INBEV CONTACTS

Fixed Income Investors
Daniel Strothe
Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: Mariya.Glukhova@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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